AEXLAB, Inc.



ANNUAL REPORT

60 SW 13 Street

Miami, FL 33130

(305) 215-7459

https://aexlab.com

This Annual Report is dated June 14, 2021.

BUSINESS

AEXLAB, Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality studio developing meaningful technologies and next-generation games.

AEXLAB is pre-revenue. We create virtual reality technologies for gaming, training, simulation, and more.

Our principal product, "VAIL VR", is a virtual reality first-person shooter that is already in a commercially-viable state.

At AEXLAB, our mission is to apply our technologies to further virtual reality as a first-class social experience.

AEXLAB, Inc. was incorporated under the laws of the State of Delaware on January 15, 2021. We began informal operations in 2015, when the founders of the Company first began working on the concept for VAIL VR. In 2018, we formed an LLC, which was then succeeded by the recently formed AEXLAB, Inc. Delaware corporation.

Our Principal Product - VAIL VR

AEXLAB's principal product is VAIL VR - an online, multiplayer, virtual reality (VR) tactical shooter set in a dismal near-future world. As of the date of this Form C Offering Memorandum (this "Offering Memorandum"), we have developed VAIL VR to a commercially viable state, meaning that we are able to release the game at any time – however, we have not yet released the game, as we are continuing to develop the game to improve aspects of its gameplay and design, add additional features, and otherwise polish the game before its official release. We are currently in the "alpha stage", see "Current Stage and Roadmap" for more information.

Distribution

VAIL VR, once released, will be available on Steam for download any PC or VR compatible headset.

Previous Offerings

Between 2020 and 2019, we sold _____0_____ [shares of common stock] in exchange for $__0___ per share under Regulation Crowdfunding.

0

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The Company is newly formed, and has not yet started generating revenues. To date, the Company has been bootstrapped and has relied on funds from its founders. As such, we are reliant from the proceeds of this offering to operate our business.

If we raise the maximum offering amount of $1,070,000, we believe we could continue our operations for 12 months without the need to raise additional capital, and without revenue generation.

If we raise less than the maximum offering amount, our runway would be reduced commensurately with the amount we raise. For example, if we raise only half of the maximum offering amount, we estimate we would be able to operate for six months before needing to raise additional capital, or beginning to generate revenues.

If the Company runs out of capital, the Company believes it could release VAIL, and begin generating revenues - but believes that the more capital it can put into further development of the game before its release, the more successful VAIL will be upon release.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

The Company's founders have not taken a salary to date and plan on taking salaries after the raise, which the Company expects will comprise a portion of the payroll expenses the Company expects to pay for software development. The Company intends to pay each executive officer $80,000 per year.

Future operational challenges:

The successful launch of our VAIL VR is the next biggest challenge we will face as a Company. In order for our game to be successful, we need to create a polished final product that is effectively marketed so that our game stands out from the crowd.

We have a complete customer acquisition / go-to-market strategy, which includes, but is not limited to, the following:

- Esports and Teams Outreach (Build a rapport and grow roots into the community of leagues, team owners and professional players)

- Live streams of competitive VAIL gameplay during beta

- Limited alpha / beta releases (Email signups -> streamers -> staggered distribution of keys via Twitch drops)

- Special limited edition in-game items for testers

- Opt-in beta model for rollout of ranked play within the game

- Ranked seasons with exclusive rewards and resets to increase user engagement

- Esports tournaments to help foster a community of gamers and grow the game's recognition.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will be our biggest expense in the near future as we finalize the development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to create a successful launch of our first game, VAIL VR.

While both of these activities will require capital resources, we expect that the proceeds from this Offering will be sufficient to fund our Company to launch VAIL VR.

Future milestones and events:

The next biggest milestone for the Company is launching VAIL VR.

The launch of VAIL will be the start of the Company's opportunity to start generating revenues, which we hope will lead to more revenue-generating opportunities and allow us to start generating profits.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "The Company and Its Business - Current Stage and Roadmap".

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

0

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and CEO

Dates of Service: January 15, 2021 - Present

Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc. Jonathan does not receive a salary or equity compensation for his role with the Company.

Other business experience in the past three years:

Employer: Royal Palm Companies

Title: Development Associate

Dates of Service: August 01, 2019 - January 01, 2021

Responsibilities: Provided support to Principal of firm in managing real estate development through all steps.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and CTO

Dates of Service: January 15, 2021 - Present

Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure. Albert does not receive a salary or equity compensation for his role with the Company.

Name: Elizabeth Ann Clark

Elizabeth Ann Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder and Chief Creative Officer

Dates of Service: January 01, 2021 - Present

Responsibilities: Responsible for making design decisions and setting the overall artistic direction of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock

Stockholder Name: Jonathan Ovadia

Amount and nature of Beneficial ownership: 500,000

Percent of class: 25.0

Title of class: Class B Common Stock

Stockholder Name: Albert Ovadia

Amount and nature of Beneficial ownership: 500,000

Percent of class: 25.0

Title of class: Class B Common Stock

Stockholder Name: Nicole Ovadia

Amount and nature of Beneficial ownership: 500,000

Percent of class: 25.0

Title of class: Class B Common Stock

Stockholder Name: Elizabeth Ann Clark

Amount and nature of Beneficial ownership: 500,000

Percent of class: 25.0

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of ___0_____ shares of common stock, par value $____0____ per share. As of December 31, 2020, ____0_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2021.

AEXLAB, Inc.

By /s/ *Jonathan Ovadia*

        Name: Jonathan Ovadia

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

AEXLAB INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 15, 2021) TO FEBRUARY 1, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aexlab Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Aexlab Inc, (the "Company,"), which comprise the balance sheet as February 1, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (January 15, 2021) to February 1, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 3, 2021
Los Angeles, California

AEXLAB INC.
BALANCE SHEET
(UNAUDITED)

As of		February 1, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		-
Total assets	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		-
Non-Current Liabilities:		
Loans		-
Total liabilities		-
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001 7,000,000 shares authorized, 2,000,000 issued and outstanding		20
Preferred Stock, par value $0.00001 1,000,000 shares authorized, 0 issued and outstanding		-
Subscription Receivable		(20)
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		-
Total liabilities and stockholders' equity	$	-

See accompanying notes to financial statements.

AEXLAB INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (January 15, 2021)	February 1, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

AEXLAB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Preferred Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
	Shares	Amount	Shares	Amount				
Inception date (January 15, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,000,000	20	-	-	(20)	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-
Net income/(loss)		-		-	-		-	-
Balance—February 1, 2021	2,000,000	$ 20	-	$ -	$ (20)	$ -	$ -	$ -

See accompanying notes to financial statements.

AEXLAB INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception (January 15, 2021)		February 1, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	20.00

See accompanying notes to financial statements.

AEXLAB INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED AS OF INCEPTION (JANUARY 15, 2021) TO FEBRUARY 1, 2021

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Aexlab Inc., was formed on January 15, 2021 in the state of Delaware.   The financial statements of Aexla Inc, , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

With an unparalleled VR experience already in closed alpha AEXLAB is an experienced virtual reality company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experiences.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its video games when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 3, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DEBT

The company currently has no debt.

4.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 7,000,000 shares of our common stock, $0.00001 par value, 5,000,000 of which are designated "Class A Common Stock", 2,000,000 of which are designated "Class B Common Stock. As of February 1, 2021, 2,000,000 of Class B Common Stock shares have been issued and outstanding for a value of $20.

Preferred Stock
We have authorized the issuance of 1,000,000 shares of Preferred Stock, $0.00001 par value per share. As of February 1, 2021, no preferred stock shares have been issued and outstanding.

5.   RELATED PARTIES

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 3, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 3, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jonathan Ovadia, Principal Executive Officer of AEXLAB, Inc., hereby certify that the financial statements of AEXLAB, Inc. included in this Report are true and complete in all material respects.

Jonathan Ovadia

Principal Executive Officer